Exhibit 3.168

CERTIFICATE OF FORMATION OF
SPEEDCHOICE OF DETROIT, LLC

I.

The name of the limited liability company is SpeedChoice of Detroit, LLC.

II.

The address of the registered office of the limited liability company in the State of Delaware is 2711 Centerville Rd., Suite 400, Wilmington, Delaware 19808 and the name of its registered agent at such address is Corporation Service Company.

III.

The formation shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation on October 27, 2008.

/s/ Timothy P. O’Grady
Timothy P. O’Grady
Authorized Person